Via EDGAR, U.S. Mail and Facsimile to (202) 772-9210

September 5, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Daniel Gordon Branch Chief Mail Stop 4561

Re:	The Goldman Sachs Group, Inc. Form 10-K for the Fiscal Year ended November 30, 2007 (“2007 Form 10-K”) Form 10-Q for the Fiscal Quarter ended May 30, 2008 (“May 2008 Form 10-Q”) File No. 001-14965

Dear Mr. Gordon:

We are in receipt of the letter, dated August 8, 2008, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2007 Form 10-K and May 2008 Form 10-Q. We appreciate the Staff’s careful review of our 2007 Form 10-K and May 2008 Form 10-Q and look forward to working with the Staff to resolve the Staff’s comment. For your convenience, we have included the Staff’s comment below, followed by our response.

Form 10-Q for the quarter ended May 30, 2008

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

1.	You disclose that you tested your NYSE specialist rights for impairment in the fourth quarter of 2007 as a result of the continuing weak operating results in your NYSE specialist business. You also disclose the assumptions that you used in performing your impairment test including the assumption that overall equity trading volumes will continue to grow at a rate consistent with recent historical trends. Furthermore, you assumed that the NYSE will be able to recapture approximately one-half of the market share that it lost in 2007. However, we note that bear market pressure has caused trading volume to decrease since the first quarter of 2008, and many believe that this trend will continue. Also, we note that the NYSE has continued to lose market share in 2008. Please tell us what consideration you gave to reassessing impairment of the specialist rights in light of the related market changes/conditions. Please see SFAS 144 for reference. Additionally, please address the effect that the weakening operating results of your NYSE specialist business and the current market conditions related to this business had on your assessment of goodwill impairment related to the acquisition of Spear, Leeds & Kellogg.

Response:

FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” prescribes that “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” In both our first and second quarter of 2008, we assessed whether there had been events or changes in circumstances since the fourth quarter of 2007 that would warrant testing of our NYSE stock specialist rights for impairment. We determined that the assumptions made in our fourth quarter 2007 impairment test remained valid and concluded that a test was not required in the first or second quarter of 2008.

With regard to your specific questions, total equity trading volume in NYSE listed companies has in fact continued to rise since our first quarter of 2008, which is the continuation of a broad trend observed over the past several years, and we expect this trend to continue.

We agree that the NYSE has lost market share in 2008 and note that, as described in our Form 10-K and subsequent Form 10-Qs, in order for this market share to increase, certain expected rule and market structure changes have to occur. Such rule changes are factored into the estimated future cash flows incorporated into our impairment test. Consistent with our assumptions and projections, critical rule and market structure changes are expected to be implemented in the second half of 2008.

We believe that when all of the expected rule and market structure changes under the Designated Market Maker (DMM) framework are implemented, it will allow the NYSE to substantially improve its competitive position. These rule and market structure changes have been submitted to the SEC and are currently subject to a public comment period. The DMM market structure changes are expected to be effective during our fourth quarter. Once these changes are implemented, we will continue to monitor and evaluate the performance of our specialist business under the new structure. To the extent that the implementation of the rule and market structure changes under the DMM model is indefinitely delayed, adversely altered or abandoned, or the projected cash flows expected upon implementation of the DMM model are not realized within a reasonable period of time, we will again test the specialist rights for recoverability under SFAS No. 144.

With the expected implementation of the new rule and market structure changes, the significant operating cost reductions that we have recently made, and our anticipated ability to manage costs within this business in the future, we believe that this will be a strong and viable business for the firm for many years.

Goodwill related to the acquisition of Spear, Leeds & Kellogg (SLK) was principally assigned to our Equities reporting unit and the SLK business has been fully integrated into our Equities reporting unit for several years. Our Equities reporting unit is a broadly diversified global business that has grown substantially over the past several years. We test goodwill for impairment annually in each of our reporting units, which are components one level below our three business segments, as required by SFAS No. 142, “Goodwill and Other Intangible Assets.” As discussed on page 61 of our 2007 Form 10-K, our last annual goodwill impairment test was performed during our 2007 fourth quarter and we concluded that our goodwill was not impaired. No events or changes in circumstances have arisen since our fiscal year end that indicated that the goodwill in our Equities reporting unit has been impaired and accordingly, we have not performed an interim impairment test. We will perform our next annual goodwill impairment test during our 2008 fourth quarter.

* * *

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K and the May 2008 Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K or the May 2008 Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith

Sarah E. Smith

Principal Accounting Officer

cc:	Jessica Barberich (Securities and Exchange Commission) David A. Viniar, Chief Financial Officer (The Goldman Sachs Group, Inc.)